Filed by Prosperity Bancshares, Inc.
Pursuant to rule 425 under Securities Act of 1933
Subject Company: Tradition Bancshares, Inc.
Commission File No. 333-207346

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	David Zalman
Prosperity Bank Plaza	Chairman and Chief Executive Officer
4295 San Felipe	281.269.7199
Houston, Texas 77027	david.zalman@prosperitybankusa.com

FOR IMMEDIATE RELEASE

Prosperity Bancshares, Inc.®

REPORTS THIRD QUARTER

2015 EARNINGS

●	Third quarter 2015 earnings per share (diluted) of $1.01
●	Third quarter net income of $70.598 million
●	Nonperforming assets remain low at 0.26% of third quarter average earning assets
●	Return on third quarter average assets of 1.30%
●	Third quarter efficiency ratio of 40.72%
●	Increase in dividend of 10% to $0.30 per share for the fourth quarter 2015
●	Received all regulatory approvals for the pending acquisition of Tradition Bancshares, Inc. headquartered in Houston, Texas

HOUSTON, October 23, 2015. Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank® (collectively, “Prosperity”), reported net income for the quarter ended September 30, 2015 of $70.598 million or $1.01 per diluted common share. Additionally, nonperforming assets remain low at 0.26% of third quarter average earning assets with an annualized return on third quarter average assets of 1.30%.

“I am excited to announce that the Prosperity Board of Directors has decided to increase the dividend payable to shareholders to $0.30 per share for the fourth quarter, representing a 10% increase. The Board and management appreciate our shareholders and are glad to be able to show our appreciation with this increase,” said David Zalman, Prosperity’s Chairman and Chief Executive Officer.

“Prosperity enjoyed another successful quarter. Because of the acquisitions we completed over the last several years, our net income figures include purchase accounting adjustment income, which has been quickly declining. Excluding these purchase accounting adjustments, net income per diluted common share was $0.92 for the three months ended September 30, 2015 compared with $0.84 for the three months ended September 30, 2014, a 9.5% increase. Prosperity’s return on average tangible common equity for the three months ended September 30, 2015 was 19.30%. The reconciliations of these non-GAAP financial measures are included below,” continued Zalman.

“Despite employment declines in the oil and gas extraction and the manufacturing sectors, the Texas unemployment rate fell in August to 4.1% and continues to be lower than the U.S. rate, which was 5.1%. Oklahoma’s unemployment rate inched down slightly in September to 4.4% compared with 4.6% in August, according to data recently released by the U.S. Labor Department.”

“Although our loans decreased overall during the first nine months of 2015 primarily due to planned reductions at some of our acquired banks, our third quarter results showed loan growth of 1% (4% annualized) compared to the previous quarter ended June 30, 2015. Deposits have been flat for the first nine months of 2015, but, when comparing deposits as of September 30, 2015 to September 30, 2014, Prosperity has been successful in replacing over $500 million in higher cost time deposits at acquired banks with more traditional transactional accounts,” stated Zalman.

“Prosperity continues to be one of the best in class in asset quality with non-performing assets at 0.26% of third quarter average earning assets,” concluded Zalman.

Results of Operations for the Three Months Ended September 30, 2015

Net income was $70.598 million for the three months ended September 30, 2015 compared with $76.570 million for the same period in 2014. Net income per diluted common share was $1.01 for the three months ended September 30, 2015 compared with $1.10 for the same period in 2014. Net income (excluding purchase accounting adjustments) was $64.154 million for the quarter ended September 30, 2015 compared with $58.635 million for the quarter ended September 30, 2014, an increase of 9.4%. Net income per diluted common share (excluding purchase accounting adjustments) was $0.92 for the three months ended September 30, 2015 compared with $0.84 for the three months ended September 30, 2014. The reconciliation of these non-GAAP financial measures is shown on page 12. Annualized returns on average assets, average common equity and average tangible common equity for the three months ended September 30, 2015 were 1.30%, 8.31% and 19.30%, respectively. Prosperity’s efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and taxes) was 40.72% for the three months ended September 30, 2015.

Net interest income before provision for credit losses for the quarter ended September 30, 2015 was $156.108 million compared with $175.657 million during the same period in 2014. This change was primarily due to a decrease in loan discount accretion of $17.424 million for the quarter ended September 30, 2015 compared with the quarter ended September 30, 2014. Linked quarter net interest income before provision for credit losses was $156.108 million for the three months ended September 30, 2015 compared with $158.239 million for the three months ended June 30, 2015. This change was primarily due to a decrease in loan discount accretion of $2.568 million for the quarter ended September 30, 2015 compared with the quarter ended June 30, 2015. The net interest margin on a tax equivalent basis was 3.30% for the three months ended September 30, 2015, compared with 3.85% for the same period in 2014 and 3.39% for the three months ended June 30, 2015. This change was primarily due to the decrease in loan discount accretion and lower yields on average interest-earning assets partially offset by lower rates paid on average interest-bearing liabilities for the three months ended September 30, 2015. Excluding purchase accounting adjustments, the net interest margin on a tax equivalent basis was 3.10% for the three months ended September 30, 2015, compared with 3.26% for the same period in 2014 and 3.13% for the three months ended June 30, 2015.

Noninterest income was $31.780 million for the three months ended September 30, 2015 compared with $30.191 million for the same period in 2014. This change was primarily due to an increase in mortgage income and other noninterest income. On a linked quarter basis, noninterest income increased $1.483 million or 4.9% compared with the quarter ended June 30, 2015. This was primarily due to an increase in NSF fees and service charges on deposit accounts.

Noninterest expense was $76.430 million for the three months ended September 30, 2015 compared with $85.540 million for the same period in 2014. This change was primarily due to a decrease in salary and benefits expense, other noninterest expense, net occupancy and equipment expense and regulatory assessments. On a linked quarter basis, noninterest expense decreased $3.305 million or 4.1% compared with the quarter ended June 30, 2015. This was primarily due to a decrease in salary and benefits expense, other noninterest expense and regulatory assessments for the three months ended September 30, 2015.

Results of Operations for the Nine Months Ended September 30, 2015

Net income was $216.171 million for the nine months ended September 30, 2015 compared with $219.213 million for the same period in 2014. Net income per diluted common share was $3.09 for the nine months ended September 30, 2015 compared with $3.19 for the same period in 2014. Net income (excluding purchase accounting adjustments) was $189.332 million for the nine months ended September 30, 2015 compared with $177.638 million for the nine months ended September 30, 2014. Net income per diluted common share (excluding purchase accounting adjustments) was $2.71 for the nine months ended September 30, 2015 compared with $2.59 for the nine months ended September 30, 2014. The reconciliation of these non-GAAP financial measures is shown on page 12. Returns on average assets, average common equity and average tangible common equity, each on an annualized basis, for the nine months ended September 30, 2015 were 1.33%, 8.63% and 20.51%, respectively. Prosperity’s efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and securities and taxes) was 41.64% for the nine months ended September 30, 2015.

Net interest income before provision for credit losses for the nine months ended September 30, 2015 was $477.252 million compared with $493.403 million during the same period in 2014. The change was primarily due to a decrease of $23.002 million in loan discount accretion partially offset by lower rates paid on average interest-bearing liabilities for the nine months ended September 30, 2015. The net interest margin on a tax equivalent basis for the nine months ended September 30, 2015 decreased to 3.42% compared with 3.77% for the same period in 2014. This was primarily due to a decrease in loan discount accretion and lower yields on average interest-earning assets partially offset by lower rates paid on average interest-bearing liabilities for the nine months ended September 30, 2015. Excluding purchase accounting adjustments, the net interest margin on a tax equivalent basis was 3.13% for the nine months ended September 30, 2015 compared with 3.30% for the same period in 2014.

Noninterest income was $90.498 million for the nine months ended September 30, 2015 compared with $91.452 million for the same period in 2014. This change was primarily due to a decrease in net gain on sale of assets and NSF fees partially offset by an increase in other noninterest income and mortgage income. Noninterest expense was $235.627 million for the nine months ended September 30, 2015 compared with $243.926 million for the same period in 2014. This change was primarily due to a decrease in salary and benefits expense and other noninterest expense partially offset by an increase in regulatory assessments and a net gain on sale of other real estate recorded in 2014.

Balance Sheet Information

At September 30, 2015, Prosperity had $21.567 billion in total assets, an increase of $449.922 million or 2.1%, compared with $21.117 billion at September 30, 2014.

Loans at September 30, 2015 were $9.205 billion, a decrease of $163.900 million or 1.7%, compared with $9.369 billion at September 30, 2014. Linked quarter loans increased $90.653 million or 1.0% (4.0% annualized) from $9.114 billion at June 30, 2015.

As part of its lending activities, Prosperity extends credit to oil and gas production and servicing companies. Oil and gas production loans are loans to companies directly involved in the exploration and or production of oil and gas. Oil and gas servicing loans are loans to companies that provide services for oil and gas production and exploration. At September 30, 2015, oil and gas loans totaled $405.176 million or 4.4% of total loans, of which $185.162 million were production loans and $220.014 million were servicing loans compared with total oil and gas loans of $500.409 million or 5.3% of total loans at December 31, 2014, of which $271.972 million were production loans and $228.437 million were servicing loans.

Deposits at September 30, 2015 were $16.940 billion, a decrease of $74.090 million or 0.4%, compared with $17.014 billion at September 30, 2014. Linked quarter deposits decreased $61.727 million or 0.4% from $17.002 billion at June 30, 2015.

Asset Quality

Nonperforming assets totaled $48.628 million or 0.26% of quarterly average earning assets at September 30, 2015, compared with $50.082 million or 0.27% of quarterly average earning assets at September 30, 2014, and $35.119 million or 0.19% of quarterly average earning assets at June 30, 2015. The allowance for credit losses was 0.88% of total loans at September 30, 2015, 0.83% of total loans at September 30, 2014 and 0.89% of total loans at June 30, 2015. Excluding loans acquired that are accounted for under FASB Accounting Standards Codification (“ASC”) Topics 310-20 and 310-30, the allowance for credit losses was 1.06% of remaining loans as of September 30, 2015, compared with 1.14% at September 30, 2014 and 1.09% at June 30, 2015. Refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

The provision for credit losses was $5.310 million for the three months ended September 30, 2015 compared with $5.000 million for the three months ended September 30, 2014 and $500 thousand for the three months ended June 30, 2015. The provision for credit losses was $7.060 million for the nine months ended September 30, 2015 compared with $11.925 million for the nine months ended September 30, 2014.

Net charge offs were $5.279 million for the three months ended September 30, 2015 compared with $653 thousand for the three months ended September 30, 2014 and $491 thousand for the three months ended June 30, 2015. This increase was primarily due to the charge off of three commercial and industrial loans during the third quarter of 2015. Net charge offs were $6.819 million for the nine months ended September 30, 2015 compared with $1.594 million for the nine months ended September 30, 2014.

Conference Call

Prosperity’s management team will host a conference call on Friday, October 23, 2015 at 10:30 a.m. Eastern Time (9:30 a.m. Central Time) to discuss Prosperity’s third quarter 2015 earnings. Individuals and investment professionals may participate in the call by dialing 877-883-0383. The elite entry number is 2554742.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybankusa.com. The webcast may be accessed directly from Prosperity’s home page by clicking the “Investor Relations” tab and then the “Presentations & Calls” link.

Non-GAAP Financial Measures

Prosperity’s management uses certain non−GAAP financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio. Further, as a result of acquisitions, and the related purchase accounting adjustments, Prosperity uses certain non-GAAP measures and ratios that exclude the impact of these items to evaluate its net income and earnings per share (excluding purchase accounting adjustments) and its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20, “Receivables-Nonrefundable Fees and Other Costs” and 310-30, “Receivables-Loans and Debt Securities Acquired with Deteriorated Credit Quality”). Prosperity has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to page 12 and to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Dividend

Prosperity Bancshares, Inc. (“Prosperity Bancshares”) declared a fourth quarter cash dividend of $0.30 per share, to be paid on January 4, 2016 to all shareholders of record as of December 18, 2015.

Pending Acquisition of Tradition Bancshares, Inc.; Regulatory Approvals Received

On August 6, 2015, Prosperity Bancshares announced the signing of a definitive merger agreement to acquire Tradition Bancshares, Inc. (“Tradition”) and its wholly-owned subsidiary Tradition Bank headquartered in Houston, Texas. Tradition Bank operates 7 banking offices in the Houston, Texas area, including its main office in Bellaire, 3 banking centers in Katy and 1 banking center in The Woodlands. As of September 30, 2015, Tradition, on a consolidated basis, reported total assets of $540.565 million, total loans of $239.196 million, total deposits of $483.828 million and shareholder’s equity of $46.288 million.

Under the terms of the definitive agreement, Prosperity Bancshares will issue approximately 679,679 shares of Prosperity Bancshares common stock plus $39.0 million in cash for all outstanding shares of Tradition capital stock, subject to potential adjustments. The transaction is subject to customary closing conditions and approval by Tradition’s shareholders. Prosperity has received all necessary regulatory approvals for this acquisition and expects to close the transaction on December 31, 2015.

Prosperity Bancshares, Inc. ®

As of September 30, 2015, Prosperity Bancshares, Inc. ® is a $21.567 billion Houston, Texas based regional financial holding company, formed in 1983. Operating under a community banking philosophy and seeking to develop broad customer relationships based on service and convenience, Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of small and medium sized businesses and consumers. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybankusa.com, Retail Brokerage Services, Credit Cards, MasterMoney Debit Cards, 24 hour voice response banking, Trust and Wealth Management, Mortgage Services and Mobile Banking.

Prosperity currently operates 244 full-service banking locations: 61 in the Houston area, including The Woodlands; 30 in the South Texas area including Corpus Christi and Victoria; 37 in the Dallas/Fort Worth area; 22 in the East Texas area; 30 in the Central Texas area including Austin and San Antonio; 34 in the West Texas area including Lubbock, Midland-Odessa and Abilene; 16 in the Bryan/College Station area, 6 in the Central Oklahoma area and 8 in the Tulsa, Oklahoma area.

Bryan/College Station Area -	Sachse	Sugar Land	Sinton
Bryan	The Colony	SW Medical Center	Taft
Bryan-29th Street	Turtle Creek	Tanglewood	Victoria
Bryan-East	Turtle Creek Loan Office	Uptown	Victoria-Navarro
Bryan-North	Westmoreland	Waugh Drive	Victoria-North
Caldwell		Westheimer	Yoakum
College Station	Fort Worth -	West University	Yorktown
Crescent Point	Haltom City	Woodcreek
Hearne	Keller		West Texas Area -
Huntsville	Roanoke	Other Houston Area	Abilene -
Madisonville	Stockyards	Locations -	Antilley Road
Navasota		Angleton	Barrow Street
New Waverly	Other Dallas/Fort Worth Locations -	Bay City	Cypress Street
Rock Prairie	Arlington	Beaumont	Judge Ely
Southwest Parkway	Azle	Cinco Ranch	Mockingbird
Tower Point	Ennis	Cleveland
Wellborn Road	Gainesville	East Bernard	Lubbock -
	Glen Rose	El Campo	4th Street
Central Texas Area -	Granbury	Dayton	66th Street
Austin -	Mesquite	Galveston	82nd Street
183	Muenster	Groves	86th Street
Allandale	Sanger	Hempstead	98th Street
Cedar Park	Waxahachie	Hitchcock	Avenue Q
Congress	Weatherford	Katy	North University
Lakeway		Katy-Spring Green	Texas Tech Student Union
Liberty Hill	East Texas Area -	Liberty
Northland	Athens	Magnolia	Midland -
Oak Hill	Blooming Grove	Magnolia Parkway	Wadley
Research Blvd	Canton	Mont Belvieu	Wall Street
Westlake	Carthage	Nederland
	Corsicana	Needville	Odessa -
Other Central Texas Locations -	Crockett	Rosenberg	Grandview
Bastrop	Eustace	Shadow Creek	Grant
Canyon Lake	Gilmer	Spring	Kermit Highway
Dime Box	Grapeland	Sweeny	Parkway
Dripping Springs	Gun Barrel City	The Woodlands-I-45
Elgin	Jacksonville	The Woodlands-Research Forest	Other West Texas Locations -
Flatonia	Kerens	Tomball	Big Spring
Georgetown	Longview	Waller	Brownfield
Gruene	Mount Vernon	West Columbia	Brownwood
Kingsland	Palestine	Wharton	Cisco
La Grange	Rusk	Winnie	Comanche
Lexington	Seven Points	Wirt	Early
New Braunfels	Teague		Floydada
Pleasanton	Tyler-Beckham	South Texas Area -	Gorman
Round Rock	Tyler-South Broadway	Corpus Christi -	Levelland
San Antonio	Tyler-University	Airline	Littlefield
Schulenburg	Winnsboro	Calallen	Merkel
Seguin		Carmel	Plainview
Smithville	Houston Area -	Northwest	San Angelo
Thorndale	Houston -	Saratoga	Slaton
Weimar	Aldine	Timbergate	Snyder
	Bellaire	Water Street
Dallas/Fort Worth Area -	Beltway		Oklahoma
Dallas -	Clear Lake	Other South Texas	Central Oklahoma-
Abrams Centre	Copperfield	Locations -	23rd Street
Balch Springs	Cypress	Alice	Edmond
Camp Wisdom	Downtown	Aransas Pass	Expressway
Cedar Hill	Eastex	Beeville	I-240
Dallas – Central Expressway	Fairfield	Colony Creek	Memorial
Forest Park	First Colony	Cuero	Norman
Frisco	Gessner	Edna
Frisco-West	Gladebrook	Goliad	Tulsa-
Kiest	Heights	Gonzales	Garnett
McKinney	Highway 6 West	Hallettsville	Harvard
McKinney-Stonebridge	Little York	Kingsville	Memorial
Midway	Medical Center	Mathis	Owasso
Northwest Highway	Memorial Drive	Padre Island	Sheridan
Plano	Northside	Palacios	S. Harvard
Preston Forest	Pasadena	Port Lavaca	Utica Tower
Preston Road	Pecan Grove	Portland	Yale
Red Oak	River Oaks	Rockport

- - -

In connection with the proposed merger of Tradition Bancshares, Inc. into Prosperity Bancshares, Prosperity Bancshares has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity's common stock to be issued to the shareholders of Tradition Bancshares, Inc. The registration statement includes a proxy statement/prospectus which will be sent to the shareholders of Tradition Bancshares, Inc. seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY BANCSHARES, TRADITION BANCSHARES, INC. AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity Bancshares will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity's telephone number is (281) 269-7199.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Prosperity’s management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Prosperity Bancshares and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Prosperity can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Prosperity’s securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in Prosperity Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2014 and other reports and statements Prosperity Bancshares has filed with the SEC. Copies of the SEC filings for Prosperity Bancshares® may be downloaded from the Internet at no charge from http://www.prosperitybankusa.com.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(In thousands)

	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014
Balance Sheet Data
(at period end)
Total loans	$9,204,988	$9,114,335	$9,166,005	$9,244,183	$9,368,888
Investment securities(A)	9,530,761	9,698,079	9,579,496	9,045,776	8,845,909
Federal funds sold	996	1,451	1,639	569	484
Allowance for credit losses	(81,003)	(80,972)	(80,963)	(80,762)	(77,613)
Cash and due from banks	300,230	353,047	352,642	677,285	330,952
Goodwill	1,881,955	1,881,955	1,881,955	1,874,191	1,892,255
Core deposit intangibles, net	51,712	54,068	56,458	58,947	34,474
Other real estate owned	3,271	2,806	3,010	3,237	5,504
Fixed assets, net	271,650	275,347	276,468	281,549	283,011
Other assets	402,676	386,171	370,149	402,758	433,450
Total assets	$21,567,236	$21,686,287	$21,606,859	$21,507,733	$21,117,314

Noninterest-bearing deposits	$5,093,175	$5,040,628	$5,038,436	$4,936,420	$4,968,867
Interest-bearing deposits	11,846,762	11,961,036	12,522,916	12,756,738	12,045,160
Total deposits	16,939,937	17,001,664	17,561,352	17,693,158	17,014,027
Other borrowings	786,571	886,741	331,914	8,724	289,972
Securities sold under repurchase agreements	310,038	334,189	318,418	315,523	358,053
Junior subordinated debentures	-	-	-	167,531	167,531
Other liabilities	119,451	106,408	93,314	77,971	104,781
Total liabilities	18,155,997	18,329,002	18,304,998	18,262,907	17,934,364
Shareholders' equity(B)	3,411,239	3,357,285	3,301,861	3,244,826	3,182,950
Total liabilities and equity	$21,567,236	$21,686,287	$21,606,859	$21,507,733	$21,117,314

(A) Includes $3,788, $4,655, $5,296, $5,737 and $5,756 in unrealized gains on available for sale securities for the quarterly periods ended September 30, 2015, June 30, 2015, March 31, 2015, December 31, 2014 and September 30, 2014, respectively.

(B) Includes $2,462, $3,026, $3,442, $3,729 and $3,741 in after-tax unrealized gains on available for sale securities for the quarterly periods ended September 30, 2015, June 30, 2015, March 31, 2015, December 31, 2014 and September 30, 2014, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(In thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014

Income Statement Data
Interest income:
Loans	$116,911	$119,404	$124,878	$139,396	$140,521	$361,193	$386,320
Securities(C)	48,610	48,530	48,562	47,108	46,910	145,702	141,636
Federal funds sold and other earning assets	22	47	165	74	35	234	261
Total interest income	165,543	167,981	173,605	186,578	187,466	507,129	528,217

Interest expense:
Deposits	8,753	9,169	9,577	7,326	10,240	27,499	30,545
Other borrowings	473	365	129	200	225	967	572
Securities sold under repurchase agreements	209	208	203	202	245	620	736
Junior subordinated debentures	-	-	791	1,099	1,099	791	2,961
Total interest expense	9,435	9,742	10,700	8,827	11,809	29,877	34,814
Net interest income	156,108	158,239	162,905	177,751	175,657	477,252	493,403
Provision for credit losses	5,310	500	1,250	6,350	5,000	7,060	11,925
Net interest income after provision for credit losses	150,798	157,739	161,655	171,401	170,657	470,192	481,478

Noninterest income:
Nonsufficient funds (NSF) fees	9,082	8,310	7,918	9,345	9,734	25,310	27,703
Credit card, debit card and ATM card income	5,955	6,003	5,638	5,786	5,921	17,596	17,103
Service charges on deposit accounts	4,438	4,189	4,179	4,263	4,255	12,806	12,189
Trust income	1,986	2,047	2,009	2,165	2,099	6,042	5,943
Mortgage income	1,770	1,513	1,148	1,049	1,414	4,431	3,215
Brokerage income	1,596	1,541	1,409	1,455	1,743	4,546	4,413
Bank owned life insurance income	1,384	1,390	1,380	1,392	1,404	4,154	3,797
Net gain on sale of assets	173	270	1,379	24	23	1,822	4,634
Other noninterest income	5,396	5,034	3,361	3,901	3,598	13,791	12,455
Total noninterest income	31,780	30,297	28,421	29,380	30,191	90,498	91,452

Noninterest expense:
Salaries and benefits	46,587	47,819	49,966	49,557	52,179	144,372	149,713
Net occupancy and equipment	6,088	5,812	5,964	6,620	6,801	17,864	18,136
Debit card, data processing and software amortization	3,924	4,045	3,817	4,553	4,044	11,786	11,237
Regulatory assessments and FDIC insurance	3,366	4,253	4,354	4,354	4,051	11,973	10,663
Core deposit intangibles amortization	2,356	2,390	2,489	2,667	2,598	7,235	7,273
Depreciation	3,313	3,420	2,916	3,491	3,516	9,649	10,239
Communications	2,663	2,835	2,809	2,993	2,960	8,307	8,616
Other real estate expense	123	129	132	363	72	384	656
Net (gain) loss on sale of other real estate	(68)	(32)	14	(726)	30	(86)	(1,314)
Other noninterest expense	8,078	9,064	7,001	10,164	9,289	24,143	28,707
Total noninterest expense	76,430	79,735	79,462	84,036	85,540	235,627	243,926
Income before income taxes	106,148	108,301	110,614	116,745	115,308	325,063	329,004
Provision for income taxes	35,550	36,369	36,973	38,517	38,738	108,892	109,791
Net income available to common shareholders	$70,598	$71,932	$73,641	$78,228	$76,570	$216,171	$219,213

(C) Interest income on securities was reduced by net premium amortization of $14,845, $15,466, $14,144, $13,031 and $13,531 for the three month periods ended September 30, 2015, June 30, 2015, March 31, 2015, December 31, 2014 and September 30, 2014, respectively, and $44,455 and $38,648 for the nine month periods ended September 30, 2015 and September 30, 2014, respectively.

Prosperity Bancshares, Inc. ®

Financial Highlights (Unaudited)

(Dollars and share amounts in thousands, except per share data and market prices)

	Three Months Ended								Year-to-Date
	Sep 30, 2015		Jun 30, 2015		Mar 31, 2015		Dec 31, 2014	Sep 30, 2014	Sep 30, 2015		Sep 30, 2014

Profitability
Net income	$70,598		$71,932		$73,641		$78,228	$76,570	$216,171		$219,213

Basic earnings per share	$1.01		$1.03		$1.05		$1.12	$1.10	$3.09		$3.20
Diluted earnings per share	$1.01		$1.03		$1.05		$1.12	$1.10	$3.09		$3.19

Return on average assets (D)	1.30%		1.33%		1.37%		1.48%	1.45%	1.33%		1.44%
Return on average common equity (D)	8.31%		8.61%		8.98%		9.70%	9.69%	8.63%		9.67%
Return on average tangible common equity (D) (E)	19.30%		20.49%		21.84%		23.87%	24.84%	20.51%		24.38%
Tax equivalent net interest margin (F)	3.30%		3.39%		3.57%		3.89%	3.85%	3.42%		3.77%
Efficiency ratio(G)	40.72%		42.35%		41.83%		40.78%	41.55%	41.64%		42.17%

Liquidity and Capital Ratios
Equity to assets	15.82%		15.48%		15.28%		15.09%	15.07%	15.82%		15.07%
Common equity tier 1 capital(H)	13.37%		12.91%		12.40%		N/A	N/A	13.37%		N/A
Tier 1 risk-based capital	13.37%	(1)	12.91%	(1)	12.40%	(1)	13.80%	13.18%	13.37%	(1)	13.18%
Total risk-based capital	14.09%	(1)	13.63%	(1)	13.14%	(1)	14.56%	13.90%	14.09%	(1)	13.90%
Tier 1 leverage capital	7.65%	(1)	7.35%	(1)	6.96%	(1)	7.69%	7.40%	7.65%	(1)	7.40%
Period end tangible equity to period end tangible assets(E)	7.53%		7.20%		6.93%		6.70%	6.55%	7.53%		6.55%

Other Data
Shares used in computed earnings per share
Basic	70,041		70,037		70,034		69,768	69,751	70,037		68,548
Diluted	70,053		70,053		70,055		69,796	69,791	70,054		68,614
Period end shares outstanding	70,040		70,040		70,024		69,780	69,756	70,040		69,756
Cash dividends paid per common share	$0.2725		$0.2725		$0.2725		$0.2725	$0.2400	$0.8175		$0.7200
Book value per share	$48.70		$47.93		$47.15		$46.50	$45.63	$48.70		$45.63
Tangible book value per share(E)	$21.10		$20.29		$19.47		$18.80	$18.01	$21.10		$18.01

Common Stock Market Price
High	$59.97		$59.30		$55.88		$61.15	$63.73	$59.97		$67.68
Low	43.76		50.91		45.01		52.62	55.99	43.76		55.99
Period end closing price	49.11		57.74		52.48		55.36	57.17	49.11		57.17
Employees – FTE	3,051		3,065		3,081		3,096	3,057	3,051		3,057
Number of banking centers	244		245		244		245	245	244		245

(D) Interim periods annualized.

(E) Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

(F) Net interest margin for all periods presented is calculated on an actual 365 day basis.

(G) Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of assets. Additionally, taxes are not part of this calculation.

(H) Common equity tier 1 capital ratio is a new ratio required under the Basel III Capital Rules effective January 1, 2015.

(I) Calculated pursuant to the phase-in provisions of the Basel III Capital Rules.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS	Three Months Ended
	Sep 30, 2015				Jun 30, 2015				Sep 30, 2014
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(L)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(L)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(L)

Interest-Earning Assets:
Loans	$9,156,679	$116,911	5.07%		$9,133,625	$119,404	5.24%		$9,381,248	$140,521	5.94%
Investment securities	9,706,373	48,610	1.99%	(J)	9,688,961	48,530	2.01%	(J)	8,836,309	46,910	2.11%	(J)
Federal funds sold and other earning assets	55,000	22	0.16%		79,659	47	0.24%		95,378	35	0.15%
Total interest-earning assets	18,918,052	$165,543	3.47%		18,902,245	$167,981	3.56%		18,312,935	$187,466	4.06%
Allowance for credit losses	(80,793)				(80,868)				(73,977)
Noninterest-earning assets	2,819,150				2,817,644				2,881,762
Total assets	$21,656,409				$21,639,021				$21,120,720

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$3,663,114	$1,961	0.21%		$3,891,682	$2,227	0.23%		$3,399,655	$2,089	0.24%
Savings and money market deposits	5,492,326	3,392	0.24%		5,476,931	3,374	0.25%		5,502,326	3,400	0.25%
Certificates and other time deposits	2,685,346	3,400	0.50%		2,821,058	3,568	0.51%		3,235,185	4,751	0.58%
Other borrowings	886,787	473	0.21%		684,371	365	0.21%		215,222	225	0.42%
Securities sold under repurchase agreements	331,286	209	0.25%		333,220	208	0.25%		389,726	245	0.25%
Junior subordinated debentures	—	—	—		—	—	—		167,531	1,099	2.60%
Total interest-bearing liabilities	13,058,859	9,435	0.29%	(K)	13,207,262	9,742	0.30%	(K)	12,909,645	11,809	0.36%	(K)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	5,078,234				4,992,301				4,939,388
Other liabilities	121,360				98,133				109,287
Total liabilities	18,258,453				18,297,696				17,958,320
Shareholders' equity	3,397,956				3,341,325				3,162,400
Total liabilities and shareholders' equity	$21,656,409				$21,639,021				$21,120,720

Net interest income and margin		$156,108	3.27%			$158,239	3.36%			$175,657	3.81%

Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		1,463				1,563				1,997

Net interest income and margin (tax equivalent basis)		$157,571	3.30%			$159,802	3.39%			$177,654	3.85%

(J) Yield on securities was impacted by net premium amortization of $14,845, $15,466 and $13,531 for the three month periods ended September 30, 2015, June 30, 2015 and Septbember 30, 2014, respectively.

(K) Total cost of funds, including noninterest bearing deposits, was 0.21%, 0.21% and 0.26% for the three months ended September 30, 2015, June 30, 2015 and September 30, 2014, respectively.

(L) Annualized and based on an actual/365 day basis.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS	Year-to-Date
	September 30, 2015				September 30, 2014
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(O)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(O)

Interest-Earning Assets:
Loans	$9,159,775	$361,193	5.27%		$8,874,414	$386,320	5.82%
Investment securities	9,547,293	145,702	2.04%	(M)	8,685,212	141,636	2.18%	(M)
Federal funds sold and other earning assets	133,331	234	0.23%		143,770	261	0.24%
Total interest-earning assets	18,840,399	$507,129	3.60%		17,703,396	$528,217	3.99%
Allowance for credit losses	(80,781)				(71,287)
Noninterest-earning assets	2,835,450				2,791,827
Total assets	$21,595,068				$20,423,936

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$3,909,337	$6,771	0.23%		$3,506,932	$6,493	0.25%
Savings and money market deposits	5,503,597	10,171	0.25%		5,326,783	10,105	0.25%
Certificates and other time deposits	2,819,822	10,557	0.50%		3,145,435	13,947	0.59%
Other borrowings	550,743	967	0.23%		136,618	571	0.56%
Securities sold under repurchase agreements	334,958	620	0.25%		373,542	737	0.26%
Junior subordinated debentures	39,365	791	2.69%		150,692	2,961	2.63%
Total interest-bearing liabilities	13,157,822	29,877	0.30%	(N)	12,640,002	34,814	0.37%	(N)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	4,990,769				4,567,397
Other liabilities	106,782				185,838
Total liabilities	18,255,373				17,393,237
Shareholders' equity	3,339,695				3,030,699
Total liabilities and shareholders' equity	$21,595,068				$20,423,936

Net interest income and margin		$477,252	3.39%			$493,403	3.73%

Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		4,690				6,132

Net interest income and margin (tax equivalent basis)		$481,942	3.42%			$499,535	3.77%

(M) Yield on securities was impacted by net premium amortization of $44,455 and $38,648 for the nine month periods ended September 30, 2015 and 2014, respectively.

(N) Total cost of funds, including noninterest bearing deposits, was 0.22% and 0.27% for the nine month periods ended September 30, 2015 and 2014, respectively.

(O) Annualized and based on an actual/365 day basis.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands, except per share data)

	Three Months Ended					Year -to-Date
	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Adjustment to Loan Yield (P)
Interest on loans, as reported	$116,911	$119,404	$124,878	$139,396	$140,521	$361,193	$386,320
Purchase accounting adjustment- loan discount accretion
ASC 310-20	(7,060)	(10,388)	(10,714)	(14,857)	(19,122)	(28,162)	(50,789)
ASC 310-30	(3,974)	(3,214)	(8,933)	(13,733)	(9,336)	(16,121)	(16,496)
Total	(11,034)	(13,602)	(19,647)	(28,590)	(28,458)	(44,283)	(67,285)
Interest on loans excluding discount accretion	$105,877	$105,802	$105,231	$110,806	$112,063	$316,910	$319,035
Average loans	$9,156,679	$9,133,625	$9,189,380	$9,325,330	$9,381,248	$9,159,775	$8,874,414
Loan yield excluding purchase accounting adjustment	4.59%	4.65%	4.64%	4.71%	4.74%	4.63%	4.81%
Loan yield, as reported	5.07%	5.24%	5.51%	5.93%	5.94%	5.27%	5.82%

Adjustment to Securities Yield (P)
Interest on securities, as reported	$48,610	$48,530	$48,562	$47,108	$46,910	$145,702	$141,636
Purchase accounting adjustment- securities amortization	1,565	1,579	1,647	1,590	1,466	4,791	5,000
Interest on securities excluding amortization	$50,175	$50,109	$50,209	$48,698	$48,376	$150,493	$146,636
Average securities	$9,706,373	$9,688,961	$9,241,434	$8,835,176	$8,836,309	$9,547,293	$8,685,212
Securities yield excluding purchase accounting adjustment	2.05%	2.07%	2.20%	2.19%	2.17%	2.11%	2.26%
Securities yield, as reported	1.99%	2.01%	2.13%	2.12%	2.11%	2.04%	2.18%

Adjustment to Time Deposits Yield (P)
Interest on time deposits, as reported	$3,400	$3,568	$3,589	$1,957	$4,751	$10,557	$13,947
Purchase accounting adjustment- time deposit amortization	220	220	420	2,443	16	860	113
Interest on time deposits excluding amortization	$3,620	$3,788	$4,009	$4,400	$4,767	$11,417	$14,060
Average time deposits	$2,685,346	$2,821,058	$2,956,038	$3,083,047	$3,235,185	$2,819,822	$3,145,435
Time deposits yield excluding purchase accounting adjustment	0.53%	0.54%	0.55%	0.57%	0.58%	0.54%	0.60%
Time deposits yield, as reported	0.50%	0.51%	0.49%	0.25%	0.58%	0.50%	0.59%

Net Interest Margin (tax equivalent basis, excluding purchase accounting adjustments to yield)	3.10%	3.13%	3.17%	3.25%	3.26%	3.13%	3.30%

Net Interest Margin (tax equivalent basis), as reported	3.30%	3.39%	3.57%	3.89%	3.85%	3.42%	3.77%

Net income available to common shareholders, as reported	$70,598	$71,932	$73,641	$78,228	$76,570	$216,171	$219,213
Less: Purchase accounting adjustments, net of tax (Q)	(6,444)	(8,132)	(12,263)	(19,729)	(17,935)	(26,839)	(41,575)
Net income available to common shareholders, excluding	$64,154	$63,800	$61,378	$58,499	$58,635	$189,332	$177,638
purchase accounting adjustments

Basic earnings per share, excluding purchase accounting adjusments (P)	$0.92	$0.91	$0.88	$0.84	$0.84	$2.71	$2.59
Diluted earnings per share, excluding purchase accounting adjustments (P)	$0.92	$0.91	$0.88	$0.84	$0.84	$2.71	$2.59

	Acquired Loans Accounted for Under ASC 310-20			Acquired Loans Accounted for Under ASC 310-30			Total Loans Accounted for Under ASC 310-20 and 310-30
	Balance at Acquisition Date	Balance at Jun 30, 2015	Balance at Sep 30, 2015	Balance at Acquisition Date	Balance at Jun 30, 2015	Balance at Sep 30, 2015	Balance at Acquisition Date		Balance at Jun 30, 2015	Balance at Sep 30, 2015
Loan marks:
Acquired banks (R)	$225,589	$67,895	$60,819	$131,906	$48,277	$41,814	$357,495		$116,172	$102,633

Acquired portfolio loan balances:
Acquired banks (R)	5,456,934	1,727,123	1,560,730	255,846	94,601	83,272	5,712,780	(S)	1,821,724	1,644,002

Acquired portfolio loan balances less loan marks	$5,231,345	$1,659,228	$1,499,911	$123,940	$46,324	$41,458	$5,355,285		$1,705,552	$1,541,369

(P) Non-GAAP financial measure.

(Q) Using effective tax rate of 33.5%, 33.6%, 33.4%, 33.0% and 33.6% for the three month periods ended September 30, 2015, June 30, 2015, March 31, 2015, December 31, 2014 and September 30, 2014, respectively, and 33.5% and 33.4% for the nine month periods ended September 30, 2015 and 2014, respectively.

(R) Includes Bank of Texas, Bank Arlington, American State Bank, Community National Bank, First Federal Bank Texas, Coppermark Bank, First Victoria National Bank and F&M Bank.

(S) Actual principal balances acquired.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014
YIELD TREND

Interest-Earning Assets:
Loans	5.07%	5.24%	5.51%	5.93%	5.94%
Investment securities (T)	1.99%	2.01%	2.13%	2.12%	2.11%
Federal funds sold and other earning assets	0.16%	0.24%	0.25%	0.20%	0.15%
Total interest-earning assets	3.47%	3.56%	3.77%	4.04%	4.06%

Interest-Bearing Liabilities:
Interest-bearing demand deposits	0.21%	0.23%	0.25%	0.23%	0.24%
Savings and money market deposits	0.24%	0.25%	0.25%	0.24%	0.25%
Certificates and other time deposits	0.50%	0.51%	0.49%	0.25%	0.58%
Other borrowings	0.21%	0.21%	0.73%	0.47%	0.42%
Securities sold under repurchase agreements	0.25%	0.25%	0.24%	0.25%	0.25%
Junior subordinated debentures	—	—	2.69%	2.60%	2.60%
Total interest-bearing liabilities	0.29%	0.30%	0.33%	0.28%	0.36%

Net Interest Margin	3.27%	3.36%	3.53%	3.85%	3.81%
Net Interest Margin (tax equivalent)	3.30%	3.39%	3.57%	3.89%	3.85%

(T) Yield on securities was impacted by net premium amortization of $14,845, $15,466, $14,144, $13,031 and $13,531 for the three month periods ended September 30, 2015, June 30, 2015, March 31, 2015, December 31, 2014 and September 30, 2014, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Sep 30, 2015	Jun 30, 2015	March 31, 2015	Dec 31, 2014	Sep 30, 2014
Balance Sheet Averages
Total loans	$9,156,679	$9,133,625	$9,189,380	$9,325,330	$9,381,248
Investment securities	9,706,373	9,688,961	9,241,434	8,835,176	8,836,309
Federal funds sold and other earning assets	55,000	79,659	267,672	143,705	95,378
Total interest-earning assets	18,918,052	18,902,245	18,698,486	18,304,211	18,312,935
Allowance for credit losses	(80,793)	(80,868)	(80,681)	(76,948)	(73,977)
Cash and due from banks	237,191	241,110	284,395	273,503	267,389
Goodwill	1,881,955	1,881,955	1,874,274	1,883,654	1,893,667
Core deposit intangibles, net	52,909	55,245	57,687	43,157	35,753
Other real estate	3,096	2,972	3,536	4,843	5,405
Fixed assets, net	273,818	276,761	280,515	282,827	285,039
Other assets	370,181	359,601	371,295	395,045	394,509
Total assets	$21,656,409	$21,639,021	$21,489,507	$21,110,292	$21,120,720

Noninterest-bearing deposits	$5,078,234	$4,992,301	$4,899,279	$5,045,097	$4,939,388
Interest-bearing demand deposits	3,663,114	3,891,682	4,178,883	3,546,825	3,399,655
Savings and money market deposits	5,492,326	5,476,931	5,542,081	5,442,568	5,502,326
Certificates and other time deposits	2,685,346	2,821,058	2,956,038	3,083,047	3,235,185
Total deposits	16,919,020	17,181,972	17,576,281	17,117,537	17,076,554
Other borrowings	886,787	684,371	72,118	168,167	215,222
Securities sold under repurchase agreements	331,286	333,220	340,469	323,882	389,726
Junior subordinated debentures	-	-	119,408	167,531	167,531
Other liabilities	121,360	98,133	100,648	106,222	109,287
Shareholders' equity	3,397,956	3,341,325	3,280,583	3,226,953	3,162,400
Total liabilities and equity	$21,656,409	$21,639,021	$21,489,507	$21,110,292	$21,120,720

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Sep 30, 2015		Jun 30, 2015		Mar 31, 2015		Dec 31, 2014		Sep 30, 2014
Period End Balances

Loan Portfolio
Commercial and other	$1,777,913	19.3%	$1,774,652	19.5%	$1,851,906	20.2%	$1,952,945	21.1%	$2,058,217	22.0%
Construction	1,072,985	11.7%	1,068,056	11.7%	1,040,845	11.3%	1,026,475	11.1%	1,041,300	11.1%
1-4 family residential	2,318,841	25.2%	2,289,114	25.1%	2,272,788	24.8%	2,250,251	24.4%	2,210,141	23.6%
Home equity	277,744	3.0%	273,538	3.0%	269,894	2.9%	271,930	2.9%	269,850	2.9%
Commercial real estate	2,992,726	32.5%	2,958,239	32.5%	3,021,656	33.0%	3,030,340	32.8%	3,091,090	33.0%
Agriculture (includes farmland)	618,563	6.7%	600,745	6.6%	556,839	6.1%	551,646	6.0%	534,672	5.7%
Consumer	146,216	1.6%	149,991	1.6%	152,077	1.7%	160,596	1.7%	163,618	1.7%
Total loans	$9,204,988		$9,114,335		$9,166,005		$9,244,183		$9,368,888

Deposit Types
Noninterest-bearing DDA	$5,093,175	30.1%	$5,040,628	29.7%	$5,038,436	28.7%	$4,936,420	27.9%	$4,968,867	29.2%
Interest-bearing DDA	3,604,798	21.3%	3,746,939	22.0%	4,038,690	23.0%	4,260,038	24.1%	3,359,606	19.7%
Money market	3,716,094	21.9%	3,607,000	21.2%	3,773,011	21.5%	3,680,711	20.8%	3,788,358	22.3%
Savings	1,896,725	11.2%	1,853,322	10.9%	1,828,790	10.4%	1,784,889	10.1%	1,728,676	10.2%
Certificates and other time deposits	2,629,145	15.5%	2,753,775	16.2%	2,882,425	16.4%	3,031,100	17.1%	3,168,520	18.6%
Total deposits	$16,939,937		$17,001,664		$17,561,352		$17,693,158		$17,014,027

Loan to Deposit Ratio	54.3%		53.6%		52.2%		52.2%		55.1%

Construction Loans
Single family residential construction	$351,169	32.6%	$354,211	33.0%	$356,081	34.1%	$329,797	32.0%	$317,307	30.3%
Land development	84,040	7.8%	84,864	7.9%	89,403	8.5%	84,051	8.2%	89,553	8.5%
Raw land	143,955	13.4%	145,885	13.6%	129,470	12.4%	106,058	10.3%	83,013	7.9%
Residential lots	131,793	12.3%	127,671	11.9%	128,064	12.2%	148,763	14.4%	154,027	14.7%
Commercial lots	84,162	7.8%	87,719	8.2%	92,677	8.9%	89,565	8.7%	86,991	8.3%
Commercial construction and other	281,231	26.1%	271,833	25.4%	249,504	23.9%	272,723	26.4%	317,355	30.3%
Net unaccreted discount	(3,365)		(4,127)		(4,354)		(4,482)		(6,946)
Total construction loans	$1,072,985		$1,068,056		$1,040,845		$1,026,475		$1,041,300

Non-Owner Occupied Commercial Real Estate Loans by Metropolitan Statistical Area (MSA) as of September 30, 2015

Collateral Type	Houston	Dallas	Austin	OK City	Tulsa	Other (U)	Total
Shopping center/retail	$157,691	$44,184	$28,052	$30,832	$23,457	$121,723	$405,939
Commercial & industrial buildings	71,677	31,081	6,804	8,222	10,086	59,040	186,910
Office buildings	55,497	78,774	21,391	25,228	9,822	72,527	263,239
Medical buildings	48,978	8,060	58	9,792	8,413	52,647	127,948
Apartment buildings	41,254	9,230	14,554	16,968	8,605	99,900	190,511
Hotel	22,303	27,400	9,595	25,248	-	85,143	169,689
Other	85,952	10,272	15,697	8,189	10,897	85,585	216,592
Total	$483,352	$209,001	$96,151	$124,479	$71,280	$576,565	$1,560,828	(V)

(U) Includes other MSA and non-MSA regions.

(V) Represents a portion of total commercial real estate loans of $2.993 billion as of September 30, 2015.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014

Asset Quality
Nonaccrual loans	$44,935	$31,987	$29,252	$31,422	$26,804	$44,935	$26,804
Accruing loans 90 or more days past due	261	153	2,968	2,193	17,753	261	17,753
Total nonperforming loans	45,196	32,140	32,220	33,615	44,557	45,196	44,557
Repossessed assets	161	173	146	67	21	161	21
Other real estate	3,271	2,806	3,010	3,237	5,504	3,271	5,504
Total nonperforming assets	$48,628	$35,119	$35,376	$36,919	$50,082	$48,628	$50,082

Nonperforming assets:
Commercial and industrial	$26,200	$20,295	$16,830	$21,418	$26,172	$26,200	$26,172
Construction, land development and other land loans	475	813	3,023	1,893	5,998	475	5,998
1-4 family residential (including home equity)	4,766	5,124	5,087	5,232	7,559	4,766	7,559
Commercial real estate (including multi-family residential)	16,485	7,939	9,736	6,695	9,686	16,485	9,686
Agriculture (including farmland)	376	605	281	473	182	376	182
Consumer and other	326	343	419	1,208	485	326	485
Total	$48,628	$35,119	$35,376	$36,919	$50,082	$48,628	$50,082

Number of loans/properties	159	161	166	169	194	159	194

Allowance for credit losses at end of period	$81,003	$80,972	$80,963	$80,762	$77,613	$81,003	$77,613

Net charge-offs:
Commercial and industrial	$4,426	$(28)	$504	$318	$17	4,902	$34
Construction, land development and other land loans	173	(2)	145	(1)	(28)	316	70
1-4 family residential (including home equity)	110	12	86	420	70	208	607
Commercial real estate (including multi-family residential)	53	114	33	1,732	(6)	200	59
Agriculture (including farmland)	(40)	(65)	(78)	(13)	(53)	(183)	(977)
Consumer and other	557	460	359	745	653	1,376	1,801
Total	$5,279	$491	$1,049	$3,201	$653	$6,819	$1,594

Asset Quality Ratios
Nonperforming assets to average earning assets	0.26%	0.19%	0.19%	0.20%	0.27%	0.26%	0.28%
Nonperforming assets to loans and other real estate	0.53%	0.39%	0.39%	0.40%	0.53%	0.53%	0.53%
Net charge-offs to average loans (annualized)	0.23%	0.02%	0.05%	0.14%	0.03%	0.10%	0.02%
Allowance for credit losses to total loans	0.88%	0.89%	0.88%	0.87%	0.83%	0.88%	0.83%
Allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30) (E)	1.06%	1.09%	1.12%	1.14%	1.14%	1.06%	1.14%

Prosperity Bancshares, Inc.®

Notes to Selected Financial Data (Unaudited)

(Dollars and share amounts in thousands, except per share data)

Consolidated Financial Highlights

NOTES TO SELECTED FINANCIAL DATA

Prosperity’s management uses certain non−GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio for internal planning and forecasting purposes. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP measures and ratios that exclude the impact of these items to evaluate its net income and earnings per share (each excluding purchase accounting adjustments) and its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included information below and on page 12 of this Earnings Release relating to these non-GAAP financial measures for the applicable periods presented. Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity’s financial results and Prosperity believes that its presentation, together with the accompanying reconciliations, provides a complete understanding of factors and trends affecting Prosperity’s business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. Further, Prosperity believes that these non-GAAP measures provide useful information by excluding certain items that may not be indicative of its core operating earnings and business outlook. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results and Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names.

	Three Months Ended					Year-to-Date
	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014

Return on average tangible common equity:
Net income	$70,598	$71,932	$73,641	$78,228	$76,570	$216,171	$219,213
Average shareholders' equity	$3,397,956	$3,341,325	$3,280,583	$3,226,953	$3,162,400	$3,339,695	$3,030,699
Less: Average goodwill and other intangible assets	(1,934,864)	(1,937,200)	(1,931,961)	(1,926,811)	(1,929,420)	(1,934,686)	(1,828,594)
Average tangible shareholders’ equity	$1,463,092	$1,404,125	$1,348,622	$1,300,142	$1,232,980	$1,405,009	$1,202,105
Return on average tangible common equity:	19.30%	20.49%	21.84%	23.87%	24.84%	20.51%	24.38%

Tangible book value per share:
Shareholders’ equity	$3,411,239	$3,357,285	$3,301,861	$3,244,826	$3,182,950	$3,411,239	$3,182,950
Less: Goodwill and other intangible assets	(1,933,667)	(1,936,023)	(1,938,413)	(1,933,138)	(1,926,729)	(1,933,667)	(1,926,729)
Tangible shareholders’ equity	$1,477,572	$1,421,262	$1,363,448	$1,311,688	$1,256,221	$1,477,572	$1,256,221

Period end shares outstanding	70,040	70,040	70,024	69,780	69,756	70,040	69,756
Tangible book value per share:	$21.10	$20.29	$19.47	$18.80	$18.01	$21.10	$18.01

Period end tangible equity to period end tangible assets ratio:
Tangible shareholders’ equity	$1,477,572	$1,421,262	$1,363,448	$1,311,688	$1,256,221	$1,477,572	$1,256,221

Total assets	$21,567,236	$21,686,287	$21,606,859	$21,507,733	$21,117,314	$21,567,236	$21,117,314
Less: Goodwill and other intangible assets	(1,933,667)	(1,936,023)	(1,938,413)	(1,933,138)	(1,926,729)	(1,933,667)	(1,926,729)
Tangible assets	$19,633,569	$19,750,264	$19,668,446	$19,574,595	$19,190,585	$19,633,569	$19,190,585

Period end tangible equity to period end tangible assets ratio:	7.53%	7.20%	6.93%	6.70%	6.55%	7.53%	6.55%

Prosperity Bancshares, Inc.®

Notes to Selected Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Allowance for credit losses to total loans, excluding acquired loans:
Allowance for credit losses	$81,003	$80,972	$80,963	$80,762	$77,613	$81,003	$77,613
Total loans	$9,204,988	$9,114,335	$9,166,005	$9,244,183	$9,368,888	$9,204,988	$9,368,888

Less: Fair value of acquired loans (acquired portfolio loan balances less loan marks)	$1,541,369	$1,705,552	$1,910,646	$2,154,148	$2,536,433	$1,541,369	$2,536,433
Total loans less acquired loans	$7,663,619	$7,408,783	$7,255,359	$7,090,035	$6,832,455	$7,663,619	$6,832,455
Allowance for credit losses to total loans, excluding acquired loans (non-GAAP basis)	1.06%	1.09%	1.12%	1.14%	1.14%	1.06%	1.14%